                                  EXHIBIT 12.1

             STATEMENT REGARDING COMPUTATION OF RATION IN EARNINGS
                                 (IN THOUSANDS)





                             Years          Three-Months            Years                   Nine-Months
                             Ended             Ended                Ended                      Ended
                         September 30       December 31           December 31               September 30
                       -----------------    -----------     -----------------------        ---------------
                       1992        1993        1993       1994        1995       1996      1996      1997
Fixed Charges (1)            4           5          1          60          68        69         59        60

Income (loss)
before provisions
for income  taxes       (6,900)     (3,698)    (1,006)     (5,540)    (12,658)  (11,432)    (7,852)   (1,477)

Ratio of earnings
to fixed charges(1)         --          --         --          --          --        --         --        --


(1) For purposes of calculating the ratio of earnings to fixed charges, earnings represent pre-tax earnings from continuing operations, plus fixed charges, less interest capitalized. Fixed charges represent interest (including amounts capitalized), the portion of rent expense (one-third) deemed representative of the interest factor. Earnings were insufficient (not taking into account the effect of taxes) to cover fixed charges by $6.9 million, $3.7 million, $1.0 million, $5.5 million, $12.7 and $11.4 million for the years ended September 30, 1992 and 1993, the three months ended December 31, 1993 and each of the years ended December 31, 1994, 1995 and 1996, respectively, and by $7.9 million and $1.5 million for the nine-month periods ended September 30, 1996 and 1997.